

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2024

Mark Dmytruk
Chief Financial Officer
Ginkgo Bioworks Holdings, Inc.
27 Drydock Avenue
8th Floor
Boston, MA 02210

> **Re: Ginkgo Bioworks Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-40097**

Dear Mark Dmytruk:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Research and Development Expenses, page 84

1. Please revise future filings to provide quantitative and qualitative disclosures that give more transparency as to the type of research and development expenses incurred (i.e., by nature or type of expense) which should reconcile to total research and development expenses on your Statements of Operations.

Non-GAAP Information, page 86

2. We note your non-GAAP adjustment for merger and acquisition related expenses includes acquired intangible assets expensed as in-process research and development. We believe the adjustment for in-process research and development is inconsistent with Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretation. Please confirm to us you will no longer include the adjustment in any non-GAAP

financial measure presented in accordance with Item 10(e) of Regulation S-K or Regulation G.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lynn Dicker at 202-551-3616 or Eric Atallah at 202-551-3663 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences